Exhibit 99.1

Focus Media Reports Second Quarter 2012 Results

SHANGHAI, China, August 22, 2012 – Focus Media Holding Limited (Nasdaq: FMCN) today announced its unaudited financial results for the second quarter ended June 30, 2012.

Highlights for second Quarter 2012:

● Total net revenue for the second quarter of 2012 was $233.0 million, of which

● aggregate net revenues from the LCD display network, in-store network, poster frame network and movie theater network was $219.3 million, which exceeded by approximately 3% the mid-point of the Company’s guidance range of $211-213 million. This represented a year-on-year increase of 32% from $166.1 million for the second quarter of 2011 and a quarter-on-quarter increase of 19% from $184.3 million for the first quarter of 2012;

● net revenue from the traditional outdoor billboard network for the second quarter of 2012 was $13.7 million, meeting the guidance of $13-15 million. This represented a year-on-year increase of 6% from $12.9 million for the second quarter of 2011.

● GAAP net income attributable to Focus Media for the second quarter of 2012 was $58.9 million, representing a year-on-year increase of 38% from $42.8 million for the second quarter of 2011 and a quarter-on-quarter increase of 55% from $37.9 million for the first quarter of 2012.

● Non-GAAP net income attributable to Focus Media was $81.9 million, exceeding the mid-point of the Company’s guidance range of $78-$80 million by 4%, and representing a year-on-year increase of 30% from non-GAAP net income attributable to Focus Media of $62.9 million for the second quarter of 2011 and a quarter-on-quarter increase of 33% from non-GAAP net income attributable to Focus Media of $61.6 million for the first quarter of 2012. Please see the below sections on “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP to non-GAAP” for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income attributable to Focus Media per fully diluted ADS was $0.44, representing a year-on-year increase of 47% from $0.30 per fully diluted ADS for the second quarter of 2011 and a quarter-on-quarter increase of 57% from $0.28 per fully diluted ADS for the first quarter of 2012.

● Non-GAAP net income attributable to Focus Media per fully diluted ADS was $0.62, representing a year-on year increase of 41% from $0.44 per fully diluted ADS for the second quarter of 2011 and a quarter-on-quarter increase of 35% from $0.46 per fully diluted ADS for the first quarter of 2012.

Highlights for Balance Sheet and Cash Flow Results of Second Quarter 2012:

● Cash, cash equivalents, restricted cash and short-term investments were $856.9 million as of June 30, 2012, as compared to $816.8 million as of March 31, 2012. Restricted cash is deposited in bank accounts as security for bank borrowings. These deposits earn fixed interest rates and are released when the related bank borrowings are settled by the Company. Restricted cash was $206.1 million as of June 30, 2012, as compared to $226.1 million as of March 31, 2012, and was comprised of current restricted cash of $106.8 million and non-current restricted cash of $99.3 million. Short-term investments, consisting of longer term dated cash deposits that earn higher interest rates as compared to cash and cash equivalent, were $211.4 million as of June 30, 2012 as compared to $228.5 million as of March 31, 2012.

● Bank loans were $207.5 million inclusive of short-term bank loans of $107.5 million and long-term bank loans of $100.0 million as of June 30, 2012, as compared to bank loans of $197.6 million as of March 31, 2012, which were used to finance the Company’s share repurchases and dividend payouts. Operationally, as the Company generates cash inflow in Renminbi onshore, offshore bank loans are used to increase our offshore USD base cash resources mainly for future dividend payouts or share repurchases. The entire bank loan facility was extended based on an equivalent Renminbi onshore cash deposit, which was deposited as restricted cash.

● Net accounts receivable for the LCD display network, in-store network, poster frame network and movie theater network was $238.4 million as of June 30, 2012, an increase of 5% from $226.4 million as of March 31, 2012 due to sequential growth of revenues. Days sales outstanding was 91 days in the second quarter of 2012 versus 107 days for the first quarter of 2012 as a result of better cash collection in the second quarter of 2012 as compared to in the first quarter of 2012.

● Net cash inflow from operating activities in the second quarter of 2012 was $93.1 million, representing year-on-year growth of 84% from $50.6 million for the second quarter of 2011 and a quarter-on-quarter growth of 108% from $44.8 million for the first quarter of 2012.

● Net cash inflow from operating activities for the second quarter of 2012, after deducting the purchase of equipment and subsidiaries was $87.2 million, a year-on-year growth of 134% from $37.3 million for the second quarter of 2011 and a quarter-on-quarter growth of 126% from $38.5 million for the first quarter of 2012.

● Capital expenditures were $4.9 million for the second quarter of 2012, mostly attributable to network expansion in the LCD display network and in the in-store network.

● Cash paid for the acquisition of subsidiaries in the second quarter of 2012 was $1.0 million, which was attributable to the LCD display network.

● Cash used for repurchasing shares in the second quarter of 2012 was $35.5 million.

Jason Jiang, Chairman and Chief Executive Officer of Focus Media said, “In the second quarter of 2012, we continue to see our year-on-year revenue growth mainly driven by the strength of our poster frame network due to its exposure to promotional spending budget which tends to be less affected by macroeconomic uncertainty. We saw some improvements in year-on-year growth in our LCD network in the second quarter of 2012 as compared to first quarter of 2012, but still have not seen a return to normalization due to continued impact from cut backs on branding budgets as a result of macroeconomic uncertainties.”

Kit Low, the Company’s Chief Financial Officer added, “In the second quarter of 2012, the Company achieved aggregate net revenue year-on-year growth in our LCD display, poster frame business, in-store and movie theater network of 32%. GAAP net income attributable to Focus Media and Non-GAAP net income attributable to Focus Media for the second quarter of 2012 was $58.9 million and $81.9 million, respectively. In the second quarter of 2012, the Company generated a net cash inflow from operating activities after deducting the purchases of equipment and subsidiaries of $87.2 million. ”

Second Quarter 2012 financial results

Advertising net revenue from the LCD display network was $122.1 million for the second quarter of 2012, representing an increase of 18% from $103.9 million for the second quarter of 2011 and an increase of 39% from $87.6 million for the first quarter of 2012 due to seasonal factors as well as slight improvements in the brand advertising environment.

Advertising net revenue from the poster frame network was $68.6 million for the second quarter of 2012, representing an increase of 80% from $38.2 million for the second quarter of 2011 which was driven by the continued strength of promotional budget spending in the market as well as a more stabilized competitive environment of the poster frame business. It also represented an increase of 4% from $65.7 million for the first quarter of 2012.

Advertising net revenue from the in-store network was $13.6 million for the second quarter of 2012, representing a decrease of 9% from $14.9 million for the second quarter of 2011 partially due to the delay of promotional campaigns from second to the third quarter of 2012 by certain advertisers and an increase of 7% from $12.7 million for the first quarter of 2012.

Advertising net revenue from the movie theater network was $15.2 million for the second quarter of 2012, representing an increase of 67% from $9.1 million for the second quarter of 2011 and a decrease of 17% from $18.4 million for the first quarter of 2012 which was due to seasonality as the first quarter is traditionally a strong season for movie theater business.

Advertising net revenue from the traditional outdoor billboard network was $13.7 million for the second quarter of 2012, representing an increase of 6% from $12.9 million for the second quarter of 2011 and a decrease of 10% from $15.3 million for the first quarter of 2012.

Non-GAAP gross profit from the LCD display network for the second quarter of 2012 was $96.7 million, an increase of 12% from $86.6 million for the second quarter of 2011 and an increase of 54% from $62.6 million for the first quarter of 2012.

Non-GAAP gross profit from the poster frame network for the second quarter of 2012 was $38.6 million, more than tripling the $12.2 million for the second quarter of 2011 due to significant year-on-year growth of revenues, and representing an increase of 6% from $36.5 million for the first quarter of 2012.

Non-GAAP gross profit from the in-store network for the second quarter of 2012 was $8.3 million, representing a decrease of 10% from $9.2 million for the second quarter of 2011 due to year-on-year decline of revenues and an increase of 17% from $7.1 million for the first quarter of 2012.

Non-GAAP gross profit from the movie theater network for the second quarter of 2012 was $6.6 million, more than doubling the $3.1 million for the second quarter of 2011 and a decrease of 45% from $12.0 million for the first quarter of 2012 which was mainly attributable to seasonal revenue decline.

Non-GAAP gross profit from the traditional outdoor billboard network for the second quarter of 2012 was $1.0 million, a decrease of 72% from $3.6 million for the second quarter of 2011 and a decrease of 69% from $3.2 million for the first quarter of 2012. The decrease of non-GAAP gross profit was due to costs associated with the expansion of the traditional outdoor billboard network areas around intercity high-speed rail lines having kicked in but without material revenue contribution during the quarter.

Non-GAAP operating expenses for the second quarter of 2012 was $67.8 million, an increase of 48% from $45.9 million for the second quarter of 2011, which was attributable to an increase in selling and marketing expenses from year-on-year revenue growth and professional fee increase in general and administrative expenses. It also represented an increase of 43% from $47.3 million for the first quarter of 2012 which was also attributable to an increase in selling and marketing expenses due to sequential revenue growth as well as professional fee increase in general and administrative expenses.

Net cash inflow from operating activities in the second quarter of 2012 was $93.1 million, representing year-on-year growth of 84% from $50.6 million for the second quarter of 2011 and quarter-on-quarter growth of 108% from $44.8 million for the first quarter of 2012.

Net cash inflow provided by investing activities for the second quarter of 2012 was $29.2 million. In the second quarter of 2012, the Company incurred capital expenditures of $4.9 million and subsidiary acquisition payments of $1.0 million. Meanwhile, the Company incurred net cash inflows from net investment in short-term investments and deposits in restricted cash of $34.8 million during the quarter. Short-term investments are longer term dated cash deposits normally with maturities between three and twelve months that earn higher interest rates as compared to cash and cash equivalents. Restricted cash is deposited in bank accounts as security for bank borrowings.

Net cash used by financing activities for the second quarter of 2012 was $42.6 million. In the second quarter of 2012, the Company received net cash inflow from the proceeds of bank loans of $10.8 million. Meanwhile, the Company used $35.5 million for share repurchases and paid $17.9 million for the dividend payout announced in the first quarter of 2012.

Operating Data Summary

The Company is providing a breakdown of operating data as follows:

1) The approximate number of displays in the LCD display network was as follows:

	As of June 30, 2012	As of March 31, 2012
LCD screens	135,001	128,901
LCD 2.0 digital picture screens	35,112	34,375
Total for LCD display network (note)	170,113	163,276

Note: LCD screens have excluded LCD 1.0 picture frame devices since the fourth quarter of 2011. The increase in the total number of LCD screens and LCD 2.0 digital picture screens as of June 30, 2012 as compared to that as of March 31, 2012 was due to organic network expansion. Of the total LCD screens of 135,011 as of June 30, 2012, 9,734 screens were operated through our regional distributors as compared to 9,157 screens as of March 31, 2012.

2) The approximate number of devices in the poster frame network was as follows:

	As of June 30, 2012	As of March 31, 2012
Frame 1.0 picture frames (note)	484,145	473,360
Frame 2.0 digital picture screens	35,616	35,575
Total	519,761	508,935

Note: Frame 1.0 picture frames have included LCD 1.0 picture frame devices since the fourth quarter of 2011. The increase in the total number of Frame 1.0 picture frames as of June 30, 2012 as compared to that as of March 31, 2012 was due to organic network expansion.

3) The total number of displays installed in our in-store network was approximately 51,995 as of June 30, 2012, as compared to 49,330 as of March 31, 2012. The increase was due to organic network expansion.

4) The number of movie screens on which the Company had the right to lease advertising time as of June 30, 2012 was approximately 2,320, as compared to 2,190 as of March 31, 2012.

Business Outlook for Third Quarter 2012

The Company provides the following guidance with respect to the quarter ending September 30, 2012:

Net revenues for the core business (inclusive of the LCD display network, the in-store network, the poster frame network and the movie theater network) are expected to be in the range of $241-$243 million, the mid-point of which would represent year-on-year growth of 23% and quarter on quarter growth of 10%. Net revenues for the non-core business (the traditional outdoor billboard network) are expected to be in the range of $13-$14 million. The Company’s non-GAAP net income is expected to be in the range of $92-$94 million. The Company estimates the weighted average fully diluted ADS count for the quarter at 133.8 million, assuming no further share repurchases during the quarter.

Announced Receipt of “Going Private” Proposal

On August 13, 2012, the Company announced that its Board of Directors had received a preliminary non-binding proposal letter, dated August 12, 2012, from affiliates of The Carlyle Group , FountainVest Partners, CITIC Capital Partners, CDH Investments and China Everbright Limited and Mr. Jason Nanchun Jiang, Chairman of the Board and Chief Executive Officer of Focus Media, and his affiliates (together, the “Consortium Members”), that proposes a “going-private” transaction (the “Transaction”) for $27.00 in cash per American depositary share, or $5.40 in cash per ordinary share. According to the proposal letter, the Consortium Members will form an acquisition company for the purpose of implementing the Transaction, and the Transaction is intended to be financed with a combination of debt and equity capital. The proposal letter states that the Consortium Members have been in discussions with Citigroup Global Markets Asia Limited, Credit Suisse AG, Singapore Branch and DBS Bank Ltd. about financing the Transaction and that these banks have provided certain of the Consortium Members with a letter dated August 11, 2012 indicating that they are highly confident of their ability to fully underwrite the debt financing of the Transaction subject to the terms and conditions set out therein.

The Company’s Board of Directors has formed a committee of independent directors (the “Independent Committee”) to consider the proposed transaction.

No decisions have been made by the Independent Committee with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Announced Share Repurchase Program

As of August 22, 2012, the Company has cumulatively spent $491 million in share repurchases out of the share repurchase program totaling $650 million. The Company spent $35.5 million in share repurchases in the second quarter of 2012.

Payment of announced recurring payout

Focus Media announced on January 10, 2012 that the Company is committed to a 55% annual payout based on prior year non-GAAP net income. Of which 25% of the payout is expected to be dividend payments paid on a quarterly basis, which will be paid out in the following calendar year to shareholders of record as of March 31, June 30, September 30 and December 31 respectively, while the remaining 30% payout is expected to be either dividend payments and/or share repurchases. The payout commenced in 2012 in respect of Focus Media’s non-GAAP net income for 2011.

Based on the Company 2011 non-GAAP net income of $284.1 million, a cash dividend of US$0.0274 per ordinary share (or US$0.137 per American Depositary Share) was paid on April 16, 2012 to shareholders of record as of the close of business on March 30, 2012 and a cash dividend of US$0.0272 per ordinary share (or US$0.136 per American Depositary Share) was paid on July 16, 2012 to shareholders of record as of the close of business on July 10, 2012. Meanwhile, the board of directors has approved a cash dividend of US$0.0272 per ordinary share (or US$0.136 per American Depositary Share) to be payable on October 16, 2012 to shareholders of record as of the close of business on September 28, 2012.

Value-added tax reform in Shanghai

The government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors including the advertising sector, in Shanghai effective January 1, 2012. The value-added tax rate applicable to the subsidiaries of our group in Shanghai is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

Foreign Currency Translation

Assets and liabilities are translated at the exchange rate as of June 30, 2012, which was $1 to RMB 6.3249. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the second quarter of 2012, which was $1 to RMB 6.3194. Translation adjustments are reported as cumulative translation adjustments and are a separate component of other comprehensive income.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit (cumulatively and by segment), non-GAAP operating expenses, non-GAAP operating profit (loss), non-GAAP net income and non-GAAP fully-diluted earnings per ADR, all excluding share-based compensation expenses, amortization of acquired intangible assets, and loss from equity method investee. Management uses these non-GAAP financial measures to better assess operating performance of the Company. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting for future periods. The Company computes its non-GAAP financial measures using a consistent method from quarter to quarter, mostly excluding share-based compensation expenses, amortization of acquired intangible assets, and loss from equity method investee. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollars in thousands, except percentages, share and per-share data)
(Unaudited)

	Three months ended June 30, 2012
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display network	95,315	488	903	—	96,706
Poster frame network	38,453	—	180	—	38,633
In-store network	8,300	—	—	—	8,300
Movie theater network	6,562	—	—	—	6,562
Traditional outdoor billboard network	(63)	—	1,042	—	979

Total Gross Profit	148,567	488	2,125	—	151,180

General and administrative	38,077	(14,604)	—	—	23,473
Selling and marketing	52,001	(1,418)	(928)	—	49,655
Other operating income, net	(5,372)	—	—	—	(5,372)

Total operating expense	84,706	(16,022)	(928)	—	67,756

Operating profit from continuing operations	63,861	16,510	3,053	—	83,424
Profit from continuing operations before income taxes and loss from equity method investee	68,946	16,510	3,053	—	88,509
Net profit from continuing operations	58,036	16,510	3,053	3,436	81,035
Net income attributable to Focus Media	58,907	16,510	3,053	3,436	81,906

Basic net income attributable to Focus Media per ADS	0.46				0.64
Diluted net income attributable to Focus Media per ADS	0.44				0.62

ADS used in calculating basic income per ADS	128,227,213				128,227,213

ADS used in calculating diluted income per ADS	133,103,155				133,103,155

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Three months ended March 31, 2012
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display network	61,157	483	943	—	62,583
Poster frame network	36,303		212	—	36,515
In-store network	7,061	—	—	—	7,061
Movie theater network	12,036	—	—	—	12,036
Traditional outdoor billboard network	2,160	—	1,044	—	3,204

Total Gross Profit	118,717	483	2,199	—	121,399

General and administrative	30,104	(15,435)	—	—	14,669
Selling and marketing	38,642	(1,402)	(1,123)	—	36,117
Other operating income, net	(3,523)	—	—	—	(3,523)

Total operating expense	65,223	(16,837)	(1,123)	—	47,263

Operating profit from continuing operations	53,494	17,320	3,322	—	74,136
Profit from continuing operations before income taxes and loss from equity method investee	56,853	17,320	3,322	—	77,495
Net profit from continuing operations	37,511	17,320	3,322	3,025	61,178
Net income attributable to Focus Media	37,911	17,320	3,322	3,025	61,578

Basic net income attributable to Focus Media per ADS	0.29				0.48
Diluted net income attributable to Focus Media per ADS	0.28				0.46

ADS used in calculating basic income per ADS	129,292,048				129,292,048

ADS used in calculating diluted income per ADS	133,702,219				133,702,219

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Three months ended June 30, 2011
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display network	85,260	198	1,114	—	86,572
Poster frame network	11,080	—	1,118	—	12,198
In-store network	9,162	—	—	—	9,162
Movie theater network	3,122	—	16	—	3,138
Traditional outdoor billboard network	3,129	—	449	—	3,578

Total Gross Profit	111,753	198	2,697	—	114,648

General and administrative	30,240	(14,274)	—	—	15,966
Selling and marketing	33,079	(924)	(1,056)	—	31,099
Other operating income, net	(1,209)	—	—	—	(1,209)

Total operating expense	62,110	(15,198)	(1,056)	—	45,856

Operating profit from continuing operations	49,643	15,396	3,753	—	68,792
Profit before tax from continuing operations	52,790	15,396	3,753	—	71,939
Net profit from continuing operations	42,863	15,396	3,753	992	63,004
Net income attributable to Focus Media	42,804	15,396	3,753	992	62,945

Basic net income attributable to Focus Media per ADS	0.32				0.46
Diluted net income attributable to Focus Media per ADS	0.30				0.44

ADS used in calculating basic income per ADS	135,624,717				135,624,717

ADS used in calculating diluted income per ADS	141,562,763				141,562,763

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina).

	Focus Media Holding Ltd. Reconciliation of GAAPto non-GAAP (U.S. Dollar in thousands, except share and per-share data) (Unaudited) Six months ended June 30, 2012
	GAAP	(1)	(2)	(3)	Non-GAAP

Gross Profit
LCD display network	156,473	971	1,846	—	159,290
Poster frame network	74,756	—	392	—	75,148
In-store network	15,360	—	—	—	15,360
Movie theater network	18,599	—	—	—	18,599
Traditional outdoor billboard network	2,096	—	2,086	—	4,182

Total Gross Profit	267,284	971	4,324	—	272,579

General and administrative	68,181	(30,039)	—	—	38,142
Selling and marketing	90,643	(2,820)	(2,051)	—	85,772
Other operating income, net	(8,895)	—	—	—	(8,895)

Total operating expense	149,929	(32,859)	(2,051)	—	115,019

Operating profit from continuing operations	117,355	33,830	6,375	—	157,560
Profit before tax from continuing operations	125,799	33,830	6,375	—	166,004
Net profit from continuing operations	95,547	33,830	6,375	6,461	142,212
Net income attributable to Focus Media	96,818	33,830	6,375	6,461	143,484

Basic net income attributable to Focus Media per ADS	0.75				1.11
Diluted net income attributable to Focus Media per ADS	0.73				1.08

ADS used in calculating basic income per ADS	128,759,562				128,759,562

ADS used in calculating diluted income per ADS	133,393,577				133,393,577

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina).

	Six months ended June 30, 2011
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display network	148,140	394	2,208	—	150,742
Poster frame network	21,454	—	2,296	—	23,750
In-store network	12,973	—	—	—	12,973
Movie theater network	4,891	—	32	—	4,923
Traditional outdoor billboard network	4,516	—	894	—	5,410

Total Gross Profit	191,974	394	5,430	—	197,798

General and administrative	56,864	(28,428)	—	—	28,436
Selling and marketing	64,280	(1,841)	(2,114)	—	60,325
Other operating income, net	(5,914)	—	—	—	(5,914)

Total operating expense	115,230	(30,269)	(2,114)	—	82,847

Operating profit from continuing operations	76,744	30,663	7,544	—	114,951
Profit before tax from continuing operations	82,252	30,663	7,544	—	120,459
Net profit from continuing operations	62,644	30,663	7,544	3,766	104,617
Net income attributable to Focus Media	63,353	30,663	7,544	3,766	105,326

Basic net income attributable to Focus Media per ADS	0.47				0.78
Diluted net income attributable to Focus Media per ADS	0.45				0.75

ADS used in calculating basic income per ADS	135,609,448				135,609,448

ADS used in calculating diluted income per ADS	140,998,683				140,998,683

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina).

CONFERENCE CALL

1) The Company will host a conference call to discuss the second quarter 2012 results at 9:00 p.m. U.S. Eastern Time on August 22, 2012 (6:00 p.m. U.S. Pacific Time on August 22, 2012 and 9:00 a.m. Beijing/Hong Kong Time on August 23, 2012). The dial-in details for the live conference call are set forth below:

International Toll Dial-In Number: + 65.6723.9381

Local Dial-In Number(s):
China, Domestic Mobile: 400.620.8038
China, Domestic: 800.819.0121
Hong Kong: +852.2475.0994
United States: +1.718.354.1231

International Toll Free Dial-in Number(s):
Hong Kong: +852.800.930.346
United States: +1.866.519.4004

Conference ID # 19894719

2) A replay of the call will be available from August 23, 2012 12:00am until August 30, 2012 9:59am (US Eastern Time). The dial-in details for the replay are set forth below:

International Toll Dial-In Number: +61.2.8235.5000

Local Dial-In Number(s):
China: 400.692.0026
United States: +1.718.354.1232

International Toll Free Dial-in Number(s):
China North: 10800.714.0386
China South: 10800.140.0386
Hong Kong: +852. 800.901.596
United States: +1.866.214.5335

Conference ID # 19894719

Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in Thousands)

	2012-06-30	2012-03-31	2011-06-30
ASSETS
Current assets
Cash and cash equivalents	439,383	362,267	404,704
Restricted cash	106,809	126,291	—
Short-term investments	211,444	228,453	186,198
Accounts receivable, net	254,429	246,420	200,660
Prepaid expenses and other current assets	73,299	66,424	44,053
Rental deposits	63,064	60,467	50,557
Other current assets	2,308	2,856	2,340

Total current assets	1,150,736	1,093,178	888,512
Restricted cash	99,295	99,778	—
Rental deposits, non-current	4,027	2,838	5,722
Equipment, net	71,383	76,090	65,807
Acquired intangible assets, net	28,529	31,732	17,553
Goodwill	459,294	459,720	429,525
Investment under equity method	14,586	17,788	58,209
Other long term assets	10,527	10,500	19,273
Total assets	1,838,377	1,791,624	1,484,601

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loan	107,514	126,632	—
Accounts payable	20,428	16,810	18,330
Accrued expenses and other current liabilities	173,947	164,502	117,155
Income taxes payable	29,946	33,807	314
Amount due to related parties	1,581	1,746	1,842
Deferred tax liabilities	29,414	33,585	24,180

Total current liabilities	362,830	377,082	161,821
Long-term loan	100,000	71,000	—
Long-term payable	11,829	13,703	—
Deferred tax liabilities, non-current	18,573	19,020	9,995

Total liabilities	493,232	480,805	171,816

Equity
Ordinary shares	32	32	34
Additional paid in capital	1,531,628	1,550,575	1,716,322
Subscription receivable	(21)	—	—
Accumulated deficit	(321,106)	(380,012)	(499,597)
Accumulated other comprehensive income	116,303	120,951	95,815

Total Focus Media equity	1,326,836	1,291,546	1,312,574
Non-controlling interests	18,309	19,273	211

Total equity	1,345,145	1,310,819	1,312,785

Total liabilities and equity	1,838,377	1,791,624	1,484,601

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S Dollars in thousands, except earnings per ADS and ADS data)

	Three months ended			Six months ended

	2012-06-30	2012-03-31	2011-6-30	2012-06-30	2011-06-30
Revenues
LCD display network	129,130	92,011	113,518	221,141	203,542
In-store network	13,954	13,005	16,339	26,959	26,744
Poster frame network	73,177	70,610	41,648	143,787	80,930
Movie theater network	15,578	18,902	9,624	34,480	18,058
Traditional outdoor billboard network	14,190	15,558	13,090	29,748	23,712

Total gross revenues	246,029	210,086	194,219	456,115	352,986
Less: Sales taxes	13,025	10,488	15,257	23,513	27,449

Total net revenue (note 1)	233,004	199,598	178,962	432,602	325,537

Cost of revenues
LCD display network	26,737	26,397	18,630	53,134	38,254
In-store network	5,259	5,607	5,774	10,866	11,475
Poster frame network	30,113	29,401	27,098	59,514	52,803
Movie theater network	8,599	6,377	5,984	14,976	12,173
Traditional outdoor billboard network	13,729	13,099	9,723	26,828	18,858

Total cost of revenues	84,437	80,881	67,209	165,318	133,563

Gross profit	148,567	118,717	111,753	267,284	191,974

Operating expenses
General and administrative	38,077	30,104	30,240	68,181	56,864
Selling and marketing	52,001	38,642	33,079	90,643	64,280
Other operating income, net	(5,372)	(3,523)	(1,209)	(8,895)	(5,914)

Total operating expenses	84,706	65,223	62,110	149,929	115,230

Operating profit	63,861	53,494	49,643	117,355	76,744
Interest income	6,335	4,478	3,147	10,813	5,508
Interest Expense	(1,250)	(1,119)	—	(2,369)	—
Income from continuing operations before income taxes and loss from equity method investee	68,946	56,853	52,790	125,799	82,252
Provision for income taxes	7,474	16,317	8,935	23,791	15,842
Loss from equity method investee	3,436	3,025	992	6,461	3,766
Net income from continuing operations	58,036	37,511	42,863	95,547	62,644
Net loss attributable to non-controlling interests	(871)	(400)	59	(1,271)	(709)

Net income attributable to Focus Media	58,907	37,911	42,804	96,818	63,353

Net income attributable to Focus Media per ADS
-basic	0.46	0.29	0.32	0.75	0.47

-diluted	0.44	0.28	0.30	0.73	0.45

ADS used in calculating basic income per ADS	128,227,213	129,292,048	135,624,717	128,759,562	135,609,448

ADS used in calculating diluted income per ADS	133,103,155	133,702,219	141,562,763	133,393,577	140,998,683

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S Dollars in thousands, except earnings per ADS and ADS data)
	Three months ended			Six months ended

	2012-06-30	2012-03-31	2011-06-30	2012-06-30	2011-06-30
Net income from continuing operations	58,036	37,511	42,863	95,547	62,644
Other comprehensive income, net of tax
Foreign currency translation adjustments	(4,983)	897	9,785	(4,086)	16,514
Share of post-acquisition movements in equity investee’s other comprehensive income	242	277	727	519	971

Comprehensive income	53,295	38,685	53,375	91,980	80,129
Comprehensive loss attribute to non-controlling interests	(963)	(379)	61	(1,342)	(699)

Comprehensive income attribute to Focus Media	54,258	39,064	53,314	93,322	80,828

Note 1: Details of net revenues by segment are as follows (U.S. Dollars in thousands):

	Three months ended			Six months ended
	2012-06-30	2012-03-31	2011-06-30	2012-06-30	2011-06-30
Gross revenues
LCD display network	129,130	92,011	113,518	221,141	203,542
In-store network	13,954	13,005	16,339	26,959	26,744
Poster frame network	73,177	70,610	41,648	143,787	80,930
Movie theater network	15,578	18,902	9,624	34,480	18,058
Traditional outdoor billboard network	14,190	15,558	13,090	29,748	23,712
Total gross revenues	246,029	210,086	194,219	456,115	352,986

Less: Sales taxes
LCD display network	7,078	4,457	9,628	11,535	17,147
In-store network	395	337	1,403	732	2,296
Poster frame network	4,611	4,906	3,470	9,517	6,673
Movie theater network	417	489	519	906	996
Traditional outdoor billboard network	524	299	237	823	337
Total sales tax	13,025	10,488	15,257	23,513	27,449

Net revenues
LCD display network	122,052	87,554	103,890	209,606	186,395
In-store network	13,559	12,668	14,936	26,227	24,448
Poster frame network	68,566	65,704	38,178	134,270	74,257
Movie theater network	15,161	18,413	9,105	33,574	17,062
Traditional outdoor billboard network	13,666	15,259	12,853	28,925	23,375
Total net revenues	233,004	199,598	178,962	432,602	325,537

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollars in thousands)
	Three months ended		Six months ended
	2012-06-30	2011-06-30	2012-06-30	2011-06-30
Operating activities:
Net income	58,036	42,863	95,547	62,644
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expenses	5,371	3,792	5,157	5,792
Share-based compensation	16,510	15,396	33,830	30,663
Depreciation	7,212	7,030	14,554	14,107
Amortization of acquired intangible assets	3,053	3,753	6,375	7,544
Loss from equity method investee	3,436	992	6,461	3,766
Change in fair value of contingent consideration liabilities for acquisition of subsidiaries	271	—	968	—
Write-off of long-term assets	—	990	—	990
Others	384	108	800	143
Net changes in current assets and current liabilities, net of effects of acquisitions	(1,218)	(24,345)	(25,802)	(60,552)

Net cash provided by operating activities	93,055	50,579	137,890	65,097

Investing activities:
Purchase of equipment and other long term assets	(4,900)	(11,498)	(9,831)	(17,367)
Payment to acquire subsidiaries, net of cash acquired	(958)	(1,749)	(2,351)	(5,360)
Investment in equity method investee	—	(12,201)	—	(61,003)
Cash deposited as restricted cash	—	—	(26,514)	—
Cash received from the release of restricted cash	18,871	—	18,871	—
Proceeds received from the sale of short-term investments	82,373	332,010	262,218	387,065
Proceeds used in investment in short-term investments	(66,469)	(318,777)	(248,483)	(431,742)
Proceeds received from disposal of fixed assets	239	149	340	447
Disposal of subsidiaries	—	—	—	7,296
Net cash from/(used in) investing activities	29,156	(12,066)	(5,750)	(120,664)

Financing activities:
Proceeds received from bank loans	37,341	—	63,794	—
Cash used for repayment of short-term bank loans	(26,503)	—	(26,503)	—
Cash used for share repurchase	(35,478)	—	(41,445)	(3,000)
Dividend payout	(17,937)	—	(17,937)	—
(Repayment to) capital injection from non-controlling interests	—	—	—	(76)
Proceeds from issuance of ordinary shares, net of issuance costs	—	251	13	568
Net cash provided by/(used in) financing activities	(42,577)	251	(22,078)	(2,508)

Effect of exchange rate changes	(2,518)	4,879	(1,897)	8,303

Net increase (decrease) in cash and cash equivalents	77,116	43,643	108,165	(49,772)
Cash and cash equivalents, beginning of period	362,267	361,061	331,218	454,476

Cash and cash equivalents, end of period	439,383	404,704	439,383	404,704

Supplemental disclosure of cash flow information:
Income taxes paid	10,438	—	27,907	—
Interest paid	1,089	6,525	2,092	21,291

Supplemental disclosure of non-cash investing activity:
Accrual for acquisition of subsidiaries	17,973	3,858	17,973	3,858